Exhibit 99.1

INCANNEX HEALTHCARE LIMITED

ABN 93 096 635 246

(and controlled entities)

HALF-YEAR INFORMATION

FOR THE SIX MONTHS ENDED 31 DECEMEBR 2022

PROVIDED TO THE ASX UNDER LISTING RULE 4.2A.3

Appendix 4D

Half Year Report for the six months to 31 December 2022

INCANNEX HEALTHCARE LIMITED

ABN 93 096 635 246

1. Reporting period

Report for the half year ended:	31 December 2022
Previous corresponding periods:	Financial year ended 30 June 2022 Half-year ended 31 December 2021

2. Results for announcement to the market

Description	31-Dec-22	31-Dec-21	Change
Item 2.1 - Revenue from ordinary activities	-	-	nmf
Item 2.2 - Profit/(Loss) from ordinary activities	(8,529,015)	(5,244,874)	Down 63%
Item 2.3 - Net Profit/(Loss) attributable to memb	(8,529,015)	(5,244,874)	Down 63%
Item 2.4 – Dividends – no dividends for the period have been paid or declared (FY22: nil)

3. Details of entities over which control has been gained or lost during the period: APIRx LLC & APIRx BV

4. Dividends: No dividends have been declared of paid during the period

5. Details of dividend or distribution reinvestment plans in operation are described below: Nil

6. Details of associates and joint venture entities: Nil

7. The financial information provided in this Appendix 4D is based on the half-year financial report which accompanies this report.

8. The financial report has been independently reviewed and is not subject to any qualified independent review statement.

Incannex Healthcare Limited

(and consolidated entities)

ABN 93 096 635 246

Interim Financial Report

for the half-year ended 31 December 2022

Incannex Healthcare Limited

Interim Financial Report 31 December 2022

CORPORATE DIRECTORY

BOARD OF DIRECTORS

Mr Joel Latham – Managing Director

Mr Troy Valentine – Non-executive Chairman

Mr Peter Widdows – Non-executive Director

Dr George Anastassov – Non-executive Director

Mr Robert B. Clark – Non-executive Director

COMPANY SECRETARY

Madhukar Bhalla

REGISTERED OFFICE

Level 39, South Tower Rialto

525 Collins Street

Melbourne Victoria 3000

AUDITORS

PKF Brisbane Audit

Level 6, 10 Eagle St

Brisbane 4000, Queensland

SHARE REGISTRY

AUTOMIC REGISTRY SERVICES

Level 5, 126 Phillip Street, SYDNEY, NSW, AUSTRALIA, 2000

LAWYER

Thomson Geer

Level 35, 525 Collins Street, Melbourne VIC 3000

SECURITIES EXCHANGE LISTING

ASX code: “IHL”

Australian Securities Exchange

Level 4, North Tower Rialto, 525 Collins Street, Melbourne VIC 3000

Incannex Healthcare Limited

Interim Financial Report 31 December 2022

DIRECTORS’ REPORT

Your directors submit the interim financial report of the consolidated entity, comprising Incannex Healthcare Limited (“the Company” or “IHL”) and its controlled entities (collectively “the Group”) for them half-year ended 31 December 2022. To comply with the provisions of the Corporations Act 2001, the directors report as follows:

DIRECTORS

The names of directors who held office during or since the end of the interim period and until the date of this report are noted below. All directors were in office for the entire period, except for Mr Robert B Clark who joined the Company’s board 17 August 2022.

●	Mr Troy Valentine (Chairman)
●	Mr Joel Latham
●	Mr Peter Widdows
●	Dr George Anastassov
●	Mr Robert B Clark

PRINCIPAL ACTIVITIES

The Group continued research and development (“R&D”) of its novel medicinal cannabinoid drug candidates and psychedelic-assisted psychotherapies.

REVIEW OF OPERATIONS

Results

The consolidated loss for the half-year after tax was A$8,529,015 (2021: loss of A$5,244,874). During this period, the Group worked towards implementing separate strategies for its two business segments.

Medicinal Cannabinoid

The Company continued to advance its novel drug development programs using combination cannabinoid compounds (IHL-42X, IHL-675A and IHL-216A) to treat unmet medical conditions. Three proprietary drug formulations are being applied to five indications: (i) obstructive sleep apnoea; (ii) traumatic brain injury (concussion); (iii) rheumatoid arthritis; (iv) lung inflammation; and (v) inflammatory bowel disease.

During the half-year ended 31 December 2022, the Company finalised the acquisition of another medicinal cannabinoid company to acquire a portfolio of twenty-two (22) additional clinical and pre- clinical R&D projects. These projects are underpinned by 19 granted patents and 23 pending patents.

R&D activities have commenced on the newly acquired portfolio with manufacturing of cGMP CannQuit products for addiction disorders and Renecann products for skin disorders.

Psychedelic-assisted Psychotherapies

The Company advanced its R&D program for the application of psilocybin combined with psychotherapy to treat generalised anxiety disorder. During the December 2022 half year, the Company continued its phase 2 clinical trial at Monash University. IHL has achieved its interim milestone of 29 patients completing primary endpoint assessments and independent analysis of the interim study data has commenced.

Other psychedelic therapy clinical programs are being investigated by the Company. One initiative includes a R&D program that combines virtual reality exposure response therapy in conjunction with a psychedelic medicine.

Capital Management

The Group raised A$13,000,000 in new capital (before costs) during the period through an institutional placement – significantly enhancing its working capital position – refer to note 9 for further detail.

Subsequent Events

Other than the above items, and in the period between the end of the half-year and the date of this report there has not arisen any other item, transaction or event of a material or unusual nature likely, in the opinion of the directors of the Company, to significantly affect the operations of the Group, the results of those operations, or the state of affairs of the Group, in future financial years.

Incannex Healthcare Limited

Interim Financial Report 31 December 2022

DIRECTORS’ REPORT

AUDITOR’S INDEPENDENCE DECLARATION

Section 307C of the Corporations Act 2001 requires our auditors, PKF Brisbane Audit, to provide the directors of the Company with an Independence Declaration in relation to the review of the interim financial report. This Independence Declaration is set out on the next page and forms part of this Directors’ Report for the half-year ended 31 December 2022.

This report is signed in accordance with a resolution of the Board of Directors made pursuant to s306(3) of the Corporations Act 2001.

/s/ Troy Valentine

Troy Valentine

Non-executive Chairman

Melbourne

27 February 2023

PKF Brisbane Audit

AUDITOR’S INDEPENDENCE DECLARATION

UNDER SECTION 307C OF THE CORPORATIONS ACT 2001

TO THE DIRECTORS OF

INCANNEX HEALTHCARE LIMITED

I declare that, to the best of my knowledge and belief, during the half-year ended 31 December 2022, there have been:

(a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

(b)	no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Incannex Healthcare Limited and the entities it controlled during the half year.

pkf Brisbane Audit

Liam Murphy

Partner

27 February 2023

Brisbane

PKF Brisbane Audit ABN 33 873 151 348

Level 6, 10 Eagle Street, Brisbane, QLD 4000 | GPO Box 1568, Brisbane, QLD 4001 | T: +61 7 3839 9733

Brisbane | Rockhampton www .pkf.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

PKF Brisbane Pty Ltd. is a member firm of the PKF International Limited family of legally independent firms and does not accept any responsibility or liability for the actions or inactions of any individual member or correspondent firm or firms.

Incannex Healthcare Limited

Interim Financial Report 31 December 2022

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME FOR THE HALF-YEAR ENDED 31 DECEMBER 2022

		Consolidated
	Note	31 December 2022 $	31 December 2021 $
Cost of sales		-	(174,294)
		-	(174,294)
Other income	2(a)	1,134,748	783,288
Administration expenses		(281,226)	(130,591)
Advertising and investor relations		(636,367)	(847,967)
Bad debt expense		-	(134,626)
Consulting, legal and regulatory		(1,035,504)	(1,368,561)
Depreciation expense		(50,544)	-
Research and development costs		(4,413,647)	(2,401,520)
Occupancy expenses		(51,950)	(53,341)
Salaries and employee benefit expense		(1,554,955)	(871,753)
Share based payment expense	5	(1,639,570)	(45,509)
Loss before tax		(8,529,015)	(5,244,874)
Income tax benefit (expense)		-	-
Net loss for the period		(8,529,015)	(5,244,874)
Total comprehensive loss for the period		(8,529,015)	(5,244,874)

Earnings per share
Basic loss per share (cents per share)	3	(0.61)	(0.47)
Diluted loss per share (cents per share)	3	(0.61)	(0.47)

The accompanying notes form part of these financial statements

Incannex Healthcare Limited

Interim Financial Report 31 December 2022

CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS AT 31 DECEMBER 2022

		Consolidated
	Note	31 December 2022	30 June 2022
Assets		$
Current assets
Cash and cash equivalents		41,423,744	37,500,931
Trade and other receivables		449,843	294,717
Other financial assets		258,797	83,960
Total current assets		42,132,384	37,879,608
Non-current assets
Property, plant and equipment	8	146,535	-
Right-of-use assets	7	223,840	-
Intangible assets	6	52,717,427	-
Total non-current assets		53,087,802	-
Total assets		95,220,186	37,879,608
Liabilities
Current liabilities
Trade and other payables		1,069,115	2,010,533
Lease liabilities	7	50,468	-
Total current liabilities		1,119,583	2,010,533
Non-current liabilities
Lease liabilities	7	181,519
Total non-liabilities		181,519
Total liabilities		1,301,102	2,010,533
Net assets		93,919,084	35,869,075
Equity
Issued capital	9	150,842,248	86,586,794
Reserves		10,400,761	8,077,191
Accumulated losses		(67,323,925)	(58,794,910)
Total equity		93,919,084	35,869,075

The accompanying notes form part of these financial statements

Incannex Healthcare Limited

Interim Financial Report 31 December 2022

CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE HALF-YEAR ENDED 31 DECEMBER 2022

	Consolidated
	31 December 2022	31 December 2021
	$	$
Cash flows from operating activities
Payment to suppliers and employees	(9,239,347)	(6,151,612)
R&D tax refund	1,013,757	782,383
Net interest received	110,014	1,002
Net cash used in operating activities	(8,115,576)	(5,368,227)

Cash flows from investing activities
Property, plant, and equipment additions	(165,845)	-
Net cash used in investing activities	(165,845)	-

Cash flows from financing activities
Proceeds from share issues	13,002,027	16,129,282
Share issue costs paid	(780,000)	(32,891)
Repayment of lease liabilities	(23,087)	-
Net cash provided by financing activities	12,198,940	16,096,391

Net increase in cash and cash equivalents	3,917,519	10,728,164
Cash and cash equivalents at beginning of period	37,500,931	9,123,617
Effect of exchange rate fluctuations on cash held	5,294	(81,276)
Cash and cash equivalents at end of period	41,423,744	19,770,505

The accompanying notes form part of these financial statements

Incannex Healthcare Limited

Interim Financial Report 31 December 2022

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE HALF-YEAR ENDED 31 DECEMBER 2022

Consolidated	Note	Issued Capital $	Reserves $	Accumulated Losses $	Total Equity $
Balance at 1 July 2021		45,852,107	6,612,641	(43,891,002)	8,573,746
Loss for the period		-	-	(5,244,874)	(5,244,874)
Other comprehensive income		-	-	-	-
Total comprehensive loss for the period		-	-	(5,244,874)	(5,244,874)
Shares issued on exercise of options		16,129,282	-	-	16,129,282
Options granted		-	-	-	-
Share based payments		-	45,509	-	45,509
Share issue costs		(32,891)	-	-	(32,891)
Balance at 31 December 2021		61,948,498	6,658,151	(49,135,876)	19,470,772

		Issued Capital	Reserves	Accumulated Losses	Total Equity
Consolidated		$	$	$	$
Balance at 1 July 2022		86,586,794	8,077,191	(58,794,910)	35,869,075
Loss for the period		-	-	(8,529,015)	(8,529,015)
Other comprehensive income		-	-	-	-
Total comprehensive loss for the period		-	-	(8,529,015)	(8,529,015)
Asset acquisition shares issued		49,088,139	-	-	49,088,139
Placement shares issued		13,000,000	-	-	13,000,000
Shares issued to advisors		2,945,288	-	-	2,945,288
Shares issued on exercise of options		2,027	-		2,027
Options issued to advisors	5		684,000	-	684,000
Share based payments	5		1,639,570	-	1,639,570
Share issue costs		(780,000)	-	-	(780,000)
Balance at 31 December 2022		150,842,248	10,400,761	(67,323,925)	93,919,084

The accompanying notes form part of these financial statements

Incannex Healthcare Limited

Interim Financial Report 31 December 2022

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED 31 DECEMBER 2022

NOTE 1: STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

Incannex Healthcare Limited (the “Company”) and its consolidated subsidiaries (collectively, the “Group”) is a clinical stage pharmaceutical development company that is developing unique medicinal cannabis pharmaceutical products and psychedelic medicine therapies.

(a) Statement of compliance

The interim consolidated financial statements (the interim financial statements) are general purpose interim financial statements and have been have prepared in accordance with the requirements of the Corporations Act 2001, applicable accounting standards including AASB 134 Interim Financial Reporting, Accounting Interpretations and other authoritative pronouncements of the Australian Accounting Standards Board (‘AASB’). Compliance with AASB 134 ensures compliance with IAS 34 ‘Interim Financial Reporting’.

The interim financial statements comprise the interim financial statements for the Group. For the purposes of preparing the interim financial statements, the Group is a for-profit entity.

The interim financial statements do not include full disclosures of the type normally included in the full financial report. Therefore, it cannot be expected to provide as full an understanding of the financial performance, financial position and cash flows of the Group as in the full financial report. It is recommended interim financial statements be read in conjunction with the full financial report for the year ended 30 June 2022 and any public announcements made by Incannex Healthcare Limited and its subsidiaries during the half-year in accordance with continuous disclosure requirements arising under the Corporations Act 2001 and the ASX Listing Rules.

The accounting policies and methods of computation adopted are consistent with those of the previous financial year and corresponding half-year except for the impact of the new standards and interpretations effective 1 July 2022 as outlined below and accounting for leases set out in note 7. These accounting policies are consistent with Australian Accounting Standards and with International Financial Reporting Standards. To ensure comparability with current year disclosures, some presentation changes have been made to comparative information.

The interim financial statements were authorised for issue on 27 February 2022.

The interim financial statements comply with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards (AIFRS). Compliance with AIFRS ensures that the financial report, comprising the interim financial statements and notes thereto, complies with International Financial Reporting Standards (IFRS).

(b) Basis of preparation

The interim financial statements have been prepared on a historical cost basis, except for the revaluation of certain financial instruments to fair value. Cost is based on the fair value of the consideration given in exchange for assets.

The Group is domiciled in Australia and all amounts are presented in Australian dollars, unless otherwise noted.

For the purpose of preparing the interim financial statements, the half-year has been treated as a discrete reporting period.

(c) Adoption of new and revised standards

The Group has adopted all of the new or amended Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (‘AASB’) that are mandatory for the current reporting period.

Any new or amended Accounting Standards or Interpretations that are not yet mandatory have not been early adopted.

Incannex Healthcare Limited

Interim Financial Report 31 December 2022

NOTE 1: STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(d) Significant accounting estimates and judgements

The preparation of the interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ from these estimates.

The judgements, estimates and assumptions applied in the interim financial statements, including the key sources of estimation uncertainty were the same as those applied in the Group’s last annual financial statements for the year ended 30 June 2022 – excepting the accounting for the acquisition of APIRX Pharmaceuticals as set out below.

Acquisition of APIRx Pharmaceuticals

The Group has determined that the acquisition of APIRx Pharameticals (“APIRx”) in August 2022 is not deemed a business combination as the acquired set of activities and assets of APIRx did not meet the definition of a business under AASB 3 Business Combinations. Therefore, the transaction has been accounted for as an asset acquisition.

In an asset acquisition , the assets acquired are assigned a carrying amount based on their relative fair values in an asset purchase transaction and no deferred tax will arise in relation to the acquired assets and assumed liabilities as per the initial recognition exemption under AASB 112 Income Taxes.

Furthermore, no goodwill arises on acquisition and transaction costs of the acquisition are included in the capitalised cost of the asset.

In determining when an transaction is an asset acquisition and not a business, significant judgment is required to assess whether the assets acquired constitute a business in accordance with AASB 3. Under AASB 3 a business is an integrated set of activities and assets that is capable of being conducted or managed for the purposes of providing a return, and consists of inputs and processes which, when applied to those inputs has the ability to create outputs.

(e) Going concern

The financial report has been prepared on the going concern basis, which contemplates continuity of normal business activities and the realisation of assets and settlements of liabilities in the ordinary course of business.

Incannex Healthcare Limited

Interim Financial Report 31 December 2022

NOTE 2: REVENUE

(a) Other income

Interest	120,990	905
Refundable R&D tax offset	1,103,758	782,383
Total other income	1,134,748	783,288

NOTE 3: LOSS PER SHARE

Basic loss per share has been calculated using the loss attributable to shareholders of the Parent Company and the weighted average number of ordinary shares on issue.

	31 December 2022	31 December 2021
Weighted average number of shares	1,391,098,095	1,147,811,124

NOTE 4: SEGMENT REPORTING

AASB 8 Operating Segments (“AASB 8”) requires operating segments to be identified on the basis of internal reports about components of the Group that are regularly reviewed by the Chief Operating Decision Maker in order to allocate resources to the segment and to assess its performance.

The Group’s operating segments have been determined with reference to the monthly management accounts used by the Chief Operating Decision maker to make decisions regarding the Group’s operations and allocation of working capital. Due to the size and nature of the Group, the Board as a whole has been determined as the Chief Operating Decision Maker.

Based on the quantitative thresholds included in AASB 8, for the current reporting period, the Group has two reportable segments, being (1) distribution of medicinal cannabis products; and (2), development of psychedelic medicines and therapies - and currently one geographical segment, namely Australia.

The revenues and results of these segments of the Group as a whole are set out in the statement of comprehensive income and the assets and liabilities of the Group as a whole are set out in the statement of financial position.

Incannex Healthcare Limited

Interim Financial Report 31 December 2022

NOTE 4: SEGMENT REPORTING (continued)

A summary of revenue and expenses for the period and assets and liabilities at the end of the period for each segment is shown below:

6 months ended 31 December 2022
	Cannabinoid products	Psychedelic products	Corporate	Consolidated
	$	$	$	$
Cost of sales	-	-	-	-
Other revenue	1,013,757	-	120,990	1,134,748
Other expenses	(3,683,810)	(971,459)	(5,008,494)	(9,663,763)
Loss before tax	(2,670,052)	(971,459)	(4,887,504)	(8,529,015)

Segment assets	53,557,517	140,418	41,522,251	95,220,186

Segment liabilities	(383,643)	(94,505)	(822,954)	(1,301,102)

6 months ended 31 December 2021
	Cannabinoid products	Psychedelic products	Corporate	Consolidated
	$	$	$	$
Cost of sales	(174,294)	-	-	(174,294)
Other revenue	97	-	783,191	783,288
Other expenses	(2,161,705)	(280,045)	(3,412,118)	(5,853,868)
Loss before tax	(2,335,902)	(280,045)	(2,628,927)	(5,244,874)

Segment assets	697,073	7,374	19,314,107	20,018,554

Segment liabilities	(155,467)	(11,000)	(381,315)	(547,782)

NOTE 5: SHARE BASED PAYMENTS

(a) Recognised share-based payment expense

	31 December 2022	31 December 2021
	$	$
Expense arising from equity settled share-based payment transactions	1,639,567	45,509
Total share-based payment expense	1,639,567	45,509

Incannex Healthcare Limited

Interim Financial Report 31 December 2022

NOTE 5: SHARE BASED PAYMENTS (continued)

(b) Share options

The following table illustrates the number and movements in unlisted options during the period.

31 December 2022
No.
At 1 July 2022	82,995,314
Options exercised during the period	(2,027)
Options issued to management and directors during the period (1)	5,000,000
Options issued to advisors during the period (2)	9,000,000
Other options issued during the period (3)	63,414,635
Outstanding at the end of the period	160,407,922

1.	As part of Mr Robert Clark’s appointment to the board and remuneration he was issued 5,000,000 options.

2.	On 4 August 2022, the Company issued 9,000,000 options to Ryba LLC pursuant to the mandate executed between the companies in November 2021. The options were issued as the transaction between the Company and APIRx was deemed complete on 04 August 2022.

3.	On 5 December 2022, the Company issued 63,414,635 free attaching options as part of the $13m institutional share placement agreement. These options are not share based payments however are included in the table above to provide an accurate representation of the options outstanding at the end of the period.

The following table provides assumptions made in determining the fair value of the options granted during the year.

	$1.000 Options	$1.500 Options	$0.612 Options	$0.690 Options	$0.765 Options
Number	2,500,000	2,500,000	3,000,000	3,000,000	3,000,000
Expected volatility (%)	90	90	90	90	90
Risk-free interest rate (%)	3.18	3.18	2.86	2.86	2.86
Expected life of option (years)	1.5	1.5	3	3	3
Exercise price (dollars)	1.000	1.500	0.612	0.690	0.765
Grant date share price (dollars)	0.235	0.235	0.225	0.225	0.225
Vesting date	29-Nov-22	29-Nov-22	04-Aug-22	04-Aug-22	04-Aug-22
Valuation	$57,500	$30,000	$243,000	$228,000	$213,000

(c) Performance rights

There were no Performance Shares and Performance Rights on issued at the beginning of the period and no new Performance Shares and Performance Rights issued during the period.

Incannex Healthcare Limited

Interim Financial Report 31 December 2022

NOTE 5: SHARE BASED PAYMENTS (continued)

(d) Ordinary shares

There were 218,169,506 IHL ordinary shares issued to the vendors APIRx as part of the asset acquisition, in addition the Company issued 13,090,170 IHL ordinary shares to Ryba LLC as lead M&A advisors. The fair value of the shares was determined with reference to the ASX share price at the date at which the shares were granted. Refer to note 6 & 9 for further details.

NOTE 6: INTANGIBLE ASSETS

	31 December 2022	30 June 2022
	$	$
Patents at cost	22,822,185	-
Trademarks at cost	28,904,234	-
Other intangible assets at cost	991,008	-
Accumulated amortisation (2)	-	-
Total intangible assets (1)	52,717,427	-

1.	On 5 August 2022, the Company completed the acquisition on APIRx Pharmaceuticals via the issuance of 218,169,506 IHL ordinary shares to the stakeholders of APIRx in an all–scrip transaction. As substantially all of the fair value of the assets acquired in the transaction relates to intangible assets (patents, trademarks, active clinical and pre-clinical research and development projects), the transaction has been determined to be an asset acquisition and not a business combination. In addition to the shares issued to APIRx, the Company issued 13,090,170 IHL ordinary shares & 9,000,000 IHL options to Ryba LLC as part of their engagement terms as lead M&A advisors, which were included in the cost of the assets acquired. The total cost was allocated to the acquired assets on the basis of the assets’ relative fair values. Refer to note 5 & 9 for further details.

2.	Patents have been assessed to have a 13-year useful life; trademarks have an indefinite useful life. There has been no amortisation at period end as the assets are not available for use yet.

	31 December 2022	30 June 2022
Movements:	$	$
Carrying amount at the beginning of the year	-	-
Acquired intangibles (1)	52,717,427	-
Amortisation	-	-
Carrying amount at the end of the year	52,717,427	-

Incannex Healthcare Limited

Interim Financial Report 31 December 2022

NOTE 7: LEASES

	31 December 2022	30 June 2022
	$	$
Amounts recognised in statement of financial position
Right-of-use assets
Right-of-use assets (1)	255,074	-
Depreciation	(31,234)	-
Net carrying amount	223,840	-

1.	During the half year ended 31 December 2022, the Company entered into a new lease agreement for its corporate head office. The lease has a four-year term.

	31 December 2022	30 June 2022
	$	$
Lease liabilities
Current	50,468	-
Non-current	181,519	-
Total lease liabilities	231,987	-

	31 December 2022	30 June 2022
	$	$
Amounts recognized in statement of comprehensive income
Depreciation charge of right-of-use assets	31,234	-
Net finance expenses	10,976	-
	42,210	-

Accounting Policy

Right-of-use leased assets

A right-of-use asset is recognised at the commencement date of a lease. The right-of-use asset is measured at cost, which comprises the initial amount of the lease liability, adjusted for, as applicable, any lease payments made at or before the commencement date net of any lease incentives received, any initial direct costs incurred, and an estimate of costs expected to be incurred for dismantling and removing the underlying asset, and restoring the site or asset.

Right-of-use assets are depreciated on a straight-line basis over the unexpired period of the lease or the estimated useful life of the asset, whichever is the shorter. Right-of use assets are subject to impairment or adjusted for any remeasurement of lease liabilities.

The Company has elected not to recognise a right-of-use asset and corresponding lease liability for short-term leases with terms of 12 months or less and leases of low-value assets. Lease payments on these assets are expensed to profit or loss as incurred.

Incannex Healthcare Limited

Interim Financial Report 31 December 2022

NOTE 7: LEASES (continued)

Lease Liabilities

A lease liability is recognised at the commencement date of a lease. The lease liability is initially recognised at the present value of the lease payments to be made over the term of the lease, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Lease payments comprise of fixed payments less any lease incentives receivable, variable lease payments that depend on an index or a rate, amounts expected to be paid under residual value guarantees, exercise price of a purchase option when the exercise of the option is reasonably certain to occur, and any anticipated termination penalties. The variable lease payments that do not depend on an index or a rate are expensed in the period in which they are incurred.

Lease liabilities are measured at amortised cost using the effective interest method. The carrying amounts are remeasured if there is a change in the following: future lease payments arising from a change in an index or a rate used; residual guarantee; lease term; certainty of a purchase option and termination penalties. When a lease liability is remeasured, an adjustment is made to the corresponding right-of use asset, or to profit or loss if the carrying amount of the right-of-use asset is fully written down.

NOTE 8: PROPERTY, PLANT AND EQUIPMENT

Office Equipment and Fittings
$
At 1 July 2022	-
Additions	165,845
Depreciation charge for the period	(19,311)
Net book value at 31 December 2022	146,534

NOTE 9: ISSUED CAPITAL

(a) Issued capital

	31 December 2022	30 June 2022
	$	$
Ordinary shares	150,842,248	86,586,794
Total ordinary shares	150,842,248	86,586,794

Incannex Healthcare Limited

Interim Financial Report 31 December 2022

NOTE 9: ISSUED CAPITAL (continued)

(b) Ordinary shares — movements during years

	31 December 2022 $	31 December 2022 No.	30 June 2022 $	30 June 2022 No.

At beginning of year	86,586,794	1,292,334,028	45,852,107	1,068,411,224

Issue of new shares - placements	13,000,000	63,414,635	400,000	5,000,000

Issue of new shares – share based payments	-	-	-	10,000,000

Issue of new shares –APIRx acquisition	49,088,139	218,169,506	-	-

Exercise of options	2,027	2,027	40,274,243	207,650,638

Shares in lieu of advisor fees	2,945,288	13,090,170	450,000	1,272,166

Share issue costs	(780,000)	-	(389,555)	-

At end of year	150,842,248	1,587,010,366	86,586,794	1,292,334,028

NOTE 10: CONTINGENCIES

There has been no change in contingent liabilities since the last annual reporting date.

NOTE 11: FINANCIAL INSTRUMENTS

The Company has a number of financial instruments which are not measured at fair value in the statement of financial position.

The Directors consider that the carrying amounts of current receivables, current payables and current borrowings are considered to be a reasonable approximation of their fair values.

Incannex Healthcare Limited

Interim Financial Report 31 December 2022

NOTE 12: RELATED PARTY DISCLOSURES

Directors’ holdings in securities

31 December 2022	Options No.	Ordinary Shares No.
Mr Troy Valentine	2,800,000	36,651,198
Mr Peter Widdows	-	16,573,685
Mr Robert Clark	5,000,000	-
Dr George Anastassov	-	66,972,077
Mr Joel Latham	10,100,000	23,748,414

31 December 2021	Options No.	Ordinary Shares No.
Mr Troy Valentine	-	33,851,198
Mr Peter Widdows	-	16,573,685
Dr Sud Agarwal	-	107,303,093
Mr Joel Latham	4,500,000	18,148,414

NOTE 13: SIGNIFICANT EVENTS AFTER BALANCE DATE

No matter or circumstance has arisen since 31 December 2022 that has significantly affected, or may significantly affect the Group’s operations, the results of those operations, or the Group’s state of affairs in future financial years.

Incannex Healthcare Limited

Interim Financial Report 31 December 2022

DIRECTORS’ DECLARATION

In the opinion of the directors of Incannex Healthcare Limited (‘the Company’):

1.	The attached financial statements and notes thereto are in accordance with the Corporations Act 2001 including:

a.	complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

b.	giving a true and fair view of the Company’s financial position as at 31 December 2022 and of its performance for the half-year then ended; and

2.	There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration is signed in accordance with a resolution of the Board of Directors made pursuant to s.303(5) of the Corporations Act 2001.

/s/ Troy Valentine

Troy Valentine

Non-executive Chairman Melbourne

27 February 2023

PKF Brisbane Audit

INDEPENDENT AUDITOR’S REVIEW REPORT

TO THE MEMBERS OF INCANNEX HEALTHCARE LIMITED

Conclusion

We have reviewed the accompanying half-year financial report of Incannex Healthcare Limited (“the company”), which comprises the consolidated statement of financial position as at 31 December 2022, and the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the half-year ended on that date, a statement of accounting policies, other selected explanatory notes, and the directors’ declaration of the consolidated entity, comprising the company and the entities it controlled at the half-year’s end or from time to time during the financial half-year.

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Incannex Healthcare Limited is not in accordance with the Corporations Act 2001 including:-

(a)	giving a true and fair view of the consolidated entity’s financial position as at 31 December 2022, and of its financial performance for the half-year ended on that date; and

(b)	complying with the Australian Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

Basis for Conclusion

We conducted our review in accordance with ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity. Our responsibilities are further described in the Auditor’s Responsibilities for the Review of the Financial Report section of our report. We are independent of the consolidated entity in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional and Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the Code) that are relevant to our audit of the annual financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

Independence

In conducting our review, we have complied with the auditor independence requirements of the Corporations Act 2001. In accordance with the Corporations Act 2001, we have given the directors of the company a written Auditor’s Independence Declaration.

Responsibility of the Directors for the Financial Report

The directors of the company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with the Australian Accounting Standards and the Corporations Regulations 2001 and for such internal control as the directors determine is necessary to enable the preparation of the half-year financial report that is free from material misstatement, whether due to fraud or error.

PKF Brisbane Audit ABN 33 873 151 348

Level 6, 10 Eagle Street, Brisbane, QLD 4000 | GPO Box 1568, Brisbane, QLD 4001 | T: +61 7 3839 9733

Brisbane | Rockhampton www .pkf.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

PKF Brisbane Pty Ltd. is a member firm of the PKF International Limited family of legally independent firms and does not accept any responsibility or liability for the actions or inactions of any individual member or correspondent firm or firms.

Auditor’s Responsibilities for the Review of the Financial Report

Our responsibility is to express a conclusion on the half year financial report based on our review. ASRE 2410 requires us to conclude whether we have become aware of any matter that makes us believe that the half year financial report is not in accordance with the Corporations Act 2001 including giving a true and fair view of the consolidated entity’s financial position as at 31 December 2022 and its performance for the half year ended on that date, and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

pkf Brisbane Audit

Liam Murphy

Partner

27 February 2023

Brisbane